Hewitt Financial Services LLC

Notes to Financial Statements

December 31, 2016

## 1. Organization and Nature of Business

Hewitt Financial Services LLC (the Company) was organized on April 8, 1994, in the state of Illinois, and commenced operations on December 21, 1994. The Company is a wholly owned subsidiary of Hewitt Associates, LLC (the Parent), which is an indirect wholly owned subsidiary of Aon plc (the Ultimate Parent), a provider of risk management, insurance and reinsurance brokerage, and human capital consulting services. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority.

The Company clears its security transactions on a fully disclosed basis through Pershing LLC (the clearing broker).

A portion of revenue earned by the Company includes administrative and shareholder services and 12b-1 fees from unaffiliated mutual fund families. Participants in institutional employee benefit plans administered by the Parent or its affiliates invest in these mutual fund families, and the Company earns fees for shareholder services provided. Fees earned from mutual fund families relating to employee benefit plan customers include asset-based fees and fund participant fees. The Company also earns fees for shareholder services provided to an affiliated mutual fund. All fees are earned based on contractual agreements.

Brokerage fees and commissions consist primarily of revenues earned from trading activity referred to the clearing broker. Fees are also earned in connection with referral arrangements between the Company and other broker-dealers related to the offering of college savings 529 plans and IRA rollovers.

## 2. Significant Accounting Policies

The following significant accounting policies are consistently followed in the preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

### Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**2. Significant Accounting Policies (continued)**

**Cash and Cash Equivalents**

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days. There are no cash equivalents held by the company at December 31, 2016.

**Revenue Recognition and Expenses**

Revenues for services provided to unaffiliated mutual funds are accrued when services are performed and amounts are earned.

Commissions and related expenses on customer securities transactions introduced to its clearing broker are recorded when earned.

Management agreement fees are for operating expenses incurred by the Parent and reimbursed by the Company related to compensation, office space, and equipment (see Note 3). Brokerage and clearance expenses are fees charged by the clearing broker primarily for the use of systems and other per-transaction charges. Communication and other costs are expenses incurred in running the Personal Finance Center programs. These expenses include printing, mailing, reporting, and fees for ongoing hosting services and support from service providers. The Company also incurs expenses for registration and licensing fees and legal and consulting services.

**New Accounting Pronouncements**

In May 2014, the Financial Accounting Standards Board issued new accounting guidance on revenue from contracts with customers, which, when effective, will supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principal of the guidance is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The guidance permits two methods of transition upon adoption: full retrospective and modified retrospective. Under the full retrospective method, prior periods would be restated under the new revenue standard, providing a comparable view across all periods presented.

**2. Significant Accounting Policies (continued)**

Under the modified retrospective method, prior periods would not be restated. Rather, revenues and other disclosures for pre-2018 periods would be provided in the notes to the financial statements as previously reported under the current revenue standard. HFS is currently evaluating the impact that the standard will have on the Company's financial statements. The Company is also determining the appropriate method of transition to the guidance, but expects to adopt in 2018.

**3. Related-Party Transactions**

Certain services are provided to the Company by the Parent under a Management Agreement (the Agreement) effective July 12, 2007, for which the Company incurs a management agreement fee. Under the terms of the Agreement, the Company agrees to pay for all operating expenses incurred by the Parent or its affiliates on the Company's behalf including, but not limited to, costs associated with employee compensation, office space, and equipment. Employee compensation is allocated based on the estimated time spent on activities of the Company and includes benefits. Cost of office space and equipment is based on the average per-employee cost by practice and location as determined on an annual basis by the Parent. The amounts incurred during the year under the Agreement by the Company to the Parent were $3,764,640 for employee related expenses and $450,553 for non-employee related expenses. The amount due by the Company under this Agreement is $210,425 for non-employee related expenses and is reflected as due to affiliate as of December 31, 2016.

The Company is the affiliated broker-dealer of an affiliated mutual fund and earns shareholder services fees from this affiliated mutual fund. The amount of fees earned during the year from this fund was $1,926,732 and is presented as affiliated mutual fund shareholder services and 12b-1 fees. The amount due from this fund for fees earned is $462,593 and is reflected as receivables from affiliate as of December 31, 2016.

**4. Concentration of Credit Risk**

The Company has a concentration of credit risk in that all of its cash is held at one bank but does not believe it is exposed to any credit risk.

**5. Concentration of Revenue Risk**

The Company has a concentration of revenue risk in that a significant portion of its revenues from shareholder services and 12b-1 fees are earned from one unaffiliated mutual fund family and an affiliated mutual fund.

## 6. Income Taxes

The Company is organized as a limited liability company with a single member and, as such, is not separately subject to income taxes. The results of the Company are included in the income tax return of the Ultimate Parent.

## 7. Commitments and Contingencies

The Company has agreed to indemnify the clearing broker for losses that it may sustain from customer accounts introduced by the Company. The Company and the clearing broker monitor required margin levels daily and, pursuant to guidelines, request customers to deposit additional collateral or reduce securities positions when necessary. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

## 8. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company, at all times, maintain net capital (as defined) equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined. The ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. At December 31, 2016, the Company's ratio of aggregate indebtedness to net capital was 0.06 to 1. At December 31, 2016, the Company's net capital was $3,391,736 and its required net capital was $50,000. Rule 15c3-1 may effectively restrict advances or distributions to the Parent. Under the clearing arrangements with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2016, the Company was in compliance with all such requirements.

## 9. Subsequent Events

On February 9, 2017, Aon entered into a Purchase Agreement with Tempo Acquisition, LLC, an affiliate of The Blackstone Group, L.P., to sell the Benefits Administration and HR Business Process Outsourcing (BPO) Platform. HFS forms part of the business that is being sold.